October 3, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Obalon Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-213551)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Obalon Therapeutics, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective Wednesday, October 5, 2016, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from September 26, 2016 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated September 26, 2016:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	1948

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

UBS SECURITIES LLC
CANACCORD GENUITY INC.
STIFEL, NICOLAUS & COMPANY, INCORPORATED on behalf of themselves and as representatives of the Underwriters

UBS SECURITIES LLC

By:	/s/ John Hagens
Name: John Hagens
Title: Executive Director

By:	/s/ Evan Demcoe
Name: Evan Demcoe
Title: Associate Director

CANACCORD GENUITY INC.

By:	/s/ Jeffrey G. Barlow
Name: Jeffrey G. Barlow
Title: President, Canaccord Genuity Inc. (U.S.)

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
Name: Keith Lister
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]